[redacted]

13011295

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section
MAR 01 2013
Washington DC
405

SEC FILE NUMBER
8-53145

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Meredith Whitney Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

444 Madison Avenue, 35th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jonathan Hurd 212-542-4320
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tabriztchi & Co., CPA, P.C>
(Name – *if individual, state last, first, middle name*)

7 Twelfth Street	Garden City	NY	11530
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/12/13

OATH OR AFFIRMATION

I, Meredith Whitney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Meredith Whitney Securities LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Member

Title

Notary Public

Virginia M. Brown
Notary Public, State of New York
No.01BR6248275
Qualified in New York County
My Commission Expires September 19, 2015

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MEREDITH WHITNEY SECURITIES LLC
FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2012
AND INDEPENDENT AUDITORS' REPORTS THEREON

ACCOMPANYING
ANNUAL AUDITED REPORT FORM X-17A-5 PART III
FOR THE YEAR ENDED DECEMBER 31, 2012
SEC FILE NO 8-53145

MEREDITH WHITNEY SECURITIES LLC
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2012
AND INDEPENDENT AUDITORS' REPORTS THEREON

TABLE OF CONTENTS

TABRIZTCHI & CO., CPA, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Members of AICPA

Registered with PCAOB

INDEPENDENT AUDITORS' REPORT

To the Member
Meredith Whitney Securities LLC
New York, NY

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Meredith Whitney Securities LLC ("the Company") as of December 31, 2012, and the related statements of operations, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that the Company is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal controls relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

7 Twelfth Street Garden City, NY 11530 ♦ Tel: 516-746-4200 ♦ Fax: 516-746-7900
Email:Info@Tabrizcpa.com ♦ www.Tabrizcpa.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Meredith Whitney Securities, LLC as of December 31, 2012 and the results of its operations, changes in member's capital, cash flows, and changes in liabilities subordinated to claims of general creditors for the year then ended in conformity with accounting principles generally accepted in the United States of America. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II, on pages 13 and 14, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934.

Other Matter

Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare financial statements. The information on Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to underlying accounting and other records used to prepare the financial statements or the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the united states of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Tabriztchi & Co, CPA, P.C

Garden City, New York
February 25, 2013

MEREDITH WHITNEY SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

Assets		
Cash	$	145,212
Prepaid expenses		3,248
Equipment and furniture, net		2,329
Total assets	$	150,789
Liabilities and Members Equity	$	-
Liabilities		-
Member's equity		150,789
Total liabilities and member's equity	$	150,789

The accompanying notes are an integral part of the financial statements.

MEREDITH WHITNEY SECURITIES LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2012

Revenue:	$ -
Total revenue	-
Operating expenses:	
Professional fees	4,000
Regulatory fees	2,435
Insurance expense	4,295
Depreciation	1,500
Miscellaneous	1,562
Total operating expenses	(13,792)
Net loss	$ (13,792)

The accompanying notes are an integral part of the financial statements.

MEREDITH WHITNEY SECURITIES LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2012

Member's equity, January 1, 2012	$	67,701
Member's contributions		96,880
Net loss		(13,792)
Member's equity, December 31, 2012	$	150,789

The accompanying notes are an integral part of the financial statements.

MEREDITH WHITNEY SECURITIES LLC
STATEMENTS OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2012

Balance, January 1, 2012	$	-
Increases		-
Decreases		-
Balance, December 31, 2012	$	-

The accompanying notes are an integral part of the financial statements.

MEREDITH WHITNEY SECURITIES LLC
STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2012

Cash flows from operating activities:		
Net loss	$	(13,792)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		1,500
Changes in current assets and liabilities:		
Prepaid Expense		(266)
Net cash used by operating activities		(12,588)
Cash flows from investing activities		-
Cash flows from financing activities		
Proceeds from Member's contributions		96,880
Net cash provided by financing activities		96,880
Net change in cash and cash equivalents		84,322
Cash and cash equivalents, January 1, 2012		60,890
Cash and cash equivalents, December 31, 2012	$	145,212
Supplemental disclosure of cash flow data:		
Cash paid during the year for interest	$	-
Cash paid during the year for taxes	$	-

The accompanying notes are an integral part of the financial statements.

NOTE 1 -NATURE OF BUSINESS

Organization

Meredith Whitney Securities LLC (the "Company") is a Delaware limited liability company. As of December 31, 2012, Meredith Whitney Advisory Group, LLC (the "Member") is the sole member of the Company. On August 13, 2009, the Member purchased all the limited liability membership interests of the Company, then known as Seegall Benson Leucadia Securities LLC, a registered broker dealer. On August 13, 2009, the Company's amended its certificate of formation to reflect its change in name to Meredith Whitney Securities LLC. On January 12, 2010, FINRA granted the continuing membership application of the Company (formerly Seegal Benson Leucadia Securities LLC) with regard to its request to complete a 100% ownership change.

During the year ended December 31, 2012 the Company has been inactive other than maintaining its regulatory compliance. The investment objective of the Company is to establish a broker dealer. During the year ended December 31, 2012, the Company's activities were limited to introducing its services to the market.

Member's personal liability for debts is generally limited similarly to shareholder's liability for corporate debts.

NOTE 2 -SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements were prepared in accordance with accounting principles generally accepted in the United States. Assets, liabilities, income and expenses are accounted for on the accrual basis of accounting, whereby they are recognized when earned or incurred.

Use of Estimates

Management is required to make estimates and assumptions to prepare financial statements in conformity with U.S. generally accepted accounting principles (*"GAAP"*). Management's estimates and assumptions materially affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements, and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents are stated at market value. Cash equivalents include only securities having a maturity of three months or less at the time of purchase. The Company maintains its cash balances large national financial institutions. These balances are insured by the Federal Deposit Insurance Corporation for balances up to $250,000.

Income Taxes

The Company is not a taxpaying entity for income tax purposes and, accordingly, no provision has been made for income taxes. All profits and losses of the Company pass through to the sole member.

Statement of Cash Flows

For purposes of reporting on the statement of cash flows, cash and cash equivalents include cash and interest bearing deposits with original maturity of three months or less.

Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. "the exit price") in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various valuation approaches, including quoted market prices and discounted cash flows. The established hierarchy for inputs used, in measuring fair value, maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from independent sources. Unobservable inputs are inputs that reflect a company's judgment concerning the assumptions that market participants would use in pricing the asset or liability developed based on the best information available under the circumstances. The fair value hierarchy is broken down into three levels based on the reliability of inputs as follows:

- Level 1 – Valuations based on quoted prices in active markets for identical instruments that the Company is able to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.
- Level 2 – Valuations based on quoted prices in active markets for instruments that are similar, or quoted prices in markets that are not active for identical or similar instruments, and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.
- Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement, which utilize the Company's estimates and assumptions.

If the volume and level of activity for an asset or liability have significantly decreased, the Company will still evaluate the fair value estimate as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions.

The following table sets forth the fair value of our financial assets that were measured on a recurring basis as of December 31, 2012:

	Level 1	Level 2	Level 3
Cash and cash equivalents	$ 145,212	-	-

Equipment

Equipment is stated at cost, less accumulated depreciation. Depreciation is provided in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives using the straight-line method.

NOTE 3 – CASH

The carrying value of cash and cash held at banking institutions at December 31, 2012 was $145,212.

NOTE 4 –RELATED PARTY TRANSACTIONS

On August 13, 2009, the Company and the Member entered into an agreement in a manner consistent with Securities and Exchange Commission (SEC) Rules 15c3-17a-3, 17a-4 and 17a-5 and other relevant SEC and Financial Industry Regulatory Authority (FINRA) regulations and interpretations, whereas the Member agreed to assume and be legally obligated to pay the operating expenses and liabilities relating to the operation of the Company. As of December 31, 2012, the no amounts were due to the Member.

NOTE 5 – EQUIPMENT

At December 31, 2012, equipment consists of the following:

Furniture and office equipment	$ 7,494
Accumulated depreciation	5,165
Furniture and office equipment, net	$ 2,329

Depreciation expense for the year ended December 31, 2012 was $1,500.

NOTE 6 – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15(c) 3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital balance. The Company's aggregate indebtedness shall not exceed fifteen times net capital, as defined, under such provision. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2012 the Company had net capital of $145,212 which was $140,212 in excess of its minimum dollar net capital requirement of $5,000. The ratio of aggregate indebtedness to net capital was 0 to 1.

NOTE 7 - COMMITMENTS AND CONTINGENCIES

Execution Agreement

Pursuant to an execution agreement dated February 28, 2010 with Goldman, Sachs & Co. ("the Executing Broker"), the Company will introduce all of its securities transaction to the Executing Broker") on a fully disclosed basis. All of the customers' money balances and long and short securities positions will be carried on the books of the Executing Broker. In accordance with the execution agreement, the Company has agreed to indemnify the Executing Broker for losses, if any, which the Executing Broker may sustain from carrying securities transactions introduced by the Company. As of December 31, 2012, the Company had not engaged in any securities transactions.

NOTE 8 – SUBSEQUENT EVENTS

Management had considered subsequent events through February 25, 2013; the date financial statements were available to be issued. During this period there have been no events that would require recognition or disclosure in the financial statement.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17A-5 OF THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2012

MEREDITH WHITNEY SECURITIES LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2012

SCHEDULE I

Computation of Net Capital		
Total member's equity	$	150,789
Liabilities subordinated to claims of general creditors allowable in the computation of net capital		-
Total capital and allowable subordinated liabilities		150,789
Less:		
Non-allowable assets		
Prepaid expenses		3,248
Fixed assets		2,329
Net capital before haircuts		145,212
Less:		
Haircuts on securities		-
Net capital		145,212
Aggregate indebtedness		-
Computation of basic net capital requirement		
Greater of 6 2/3% of aggregate indebtedness or $5,000		5,000
Net capital in excess of requirements	$	140,212
Ratio of aggregate indebtedness to net capital		0 to 1

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17a-5 Part II A filing.

**SUPPLEMENTAL SCHEDULE OF COMPUTATION DETERMINATION
OF RESERVE REQUIREMENTS PURSUANT TO RULE 15(C) 3-3
AS OF DECEMBER 31, 2012**

SCHEDULE 2

STATEMENT REGARDING SEC RULE I5c3-3 DECEMBER 31, 2012

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k) (2) (ii) of that Rule.

TABRIZTCHI & CO., CPA, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Members of AICPA

Registered with PCAOB

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5(g)(1) OF THE SECURITIES AND EXCHANGE COMMISSION

To the Member
Meredith Whitney Securities LLC
New York, NY

In planning and performing our audit of the financial statements of Meredith Whitney Securities LLC (the "Company"), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission (SEC), we have· made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's abovementioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's

7 Twelfth Street Garden City, NY 11530 • Tel: 516-746-4200 • Fax: 516-746-7900
Email:Info@Tabrizcpa.com • www.Tabrizcpa.com

authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Tabriztchi & Co, CPA, P.C

Garden City, New York
February 25, 2013